EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations	$174,269	$171,134	$202,477	$160,063	$53,104
Add:
Income tax expense (benefit)	23,759	19,085	(20,139)	(33,649)	6,083
Amortization of capitalized interest	1,871	2,004	1,876	2,408	2,501

	199,899	192,223	184,214	128,822	61,688

Adjustments to earnings for fixed charges:
Interest and other financial charges	56,329	48,905	46,961	46,718	48,738
Interest factor attributable to rentals	496	636	722	476	288

	56,825	49,541	47,683	47,194	49,026

Earnings as adjusted	$256,724	$241,764	$231,897	$176,016	$110,714

Fixed Charges:
Fixed charges above	$56,825	$49,541	$47,683	$47,194	$49,026
Capitalized interest	32	1,020	—	—	—

Total fixed charges	$56,857	$50,561	$47,683	$47,194	$49,026

Ratio of earnings as adjusted to total fixed charges	4.52	4.78	4.86	3.73	2.26